UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-32532

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASHLAND INC. EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASHLAND INC.
50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391

Telephone Number (859) 815-3333

Ashland Inc. Employee Savings Plan

Financial Statements and Schedules

**December 31, 2010 and 2009 and
for the year ended December 31, 2010**

CONTENTS

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment and Administrative Oversight Committee
and Participants of the Ashland Inc. Employee Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Ashland Inc. Employee Savings Plan (the "Plan") as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Blue & Co., LLC

Lexington, Kentucky
June 28, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Ashland Inc. Employee Savings Plans

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Ashland Inc. Employee Savings Plan (the "Plan") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Cincinnati, Ohio
June 28, 2010

ASHLAND INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2010	2009
Assets		
Investments, at fair value		
Ashland common stock fund	$ 180,942,299	$123,469,431
Shares of registered investment companies	699,397,566	561,529,410
Common/collective trust	-	10,450,807
Short-term investment fund	-	4,546,705
Stable Value fund	182,590,057	194,541,114
	1,062,929,922	894,537,467
Receivables		
Contributions	2,380,937	-
Participant loans receivable	21,442,798	16,052,571
Transfer from Hercules Plan	221,564,252	-
Receivable for pending transactions (Stable Value fund)	52,209,970	88,530,423
Accrued interest and dividends	1,337,938	-
Proceeds from sales of securities	2,722,667	612,819
Total assets	1,364,588,484	999,733,280
Liabilities		
Payable for pending transactions (Stable Value fund)	25,428,861	89,322,079
Accrued expenses	388,497	551,749
Total liabilities	25,817,358	89,873,828
Net assets available for benefits at fair value	1,338,771,126	909,859,452
Adjustment from fair value to contract value for		
fully benefit-responsive investment contracts	(15,370,855)	(11,492,015)
Net assets available for benefits	$1,323,400,271	$898,367,437

See accompanying notes.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2010

Additions to net assets attributed to:

Investment income

Dividends	$	14,403,384
Interest		8,709,934
Net realized and unrealized appreciation in fair value of investments		102,168,983
Contributions		
Participants		27,571,962
Employers		17,168,634
Rollover		5,347,329
Loan interest		920,732
Total additions		176,290,958
Deductions from net assets attributed to:		
Benefits paid to participants		(100,723,894)
Administrative expenses		(545,741)
Total deductions		(101,269,635)
Transfers from other plans		350,011,511
Net change in plan assets		425,032,834
Net assets available for benefits, beginning of year		898,367,437
Net assets available for benefits, end of year		$1,323,400,271

See accompanying notes.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

NOTE A – DESCRIPTION OF THE PLAN

The following description of the Ashland Inc. Employee Savings Plan (Plan) provides only general information. The information in this Note is not a Summary Plan Description or Plan document, as these terms are defined under the Employee Retirement Income Security Act of 1974 (ERISA). Instead, this information merely summarizes selected aspects of the Plan. Read the Summary Plan Description or the Plan document for more information about the Plan. The Plan document controls the terms of the Plan and supersedes any inconsistencies contained herein or in the Summary Plan Description. Ashland Inc. (Ashland), as Plan Administrator, retains all rights to determine, interpret and apply the Plan's terms to factual matters and matters of law. This retained discretionary authority is more particularly described in the Summary Plan Description and in the Plan document.

General

The Plan is a contributory, defined contribution plan and covers active regular employees in groups designated by Ashland, the Plan sponsor, as eligible to participate in accordance with Plan documents. The Plan is intended to qualify under sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (IRC), and under section 404(c) of ERISA.

Contributions

Participants may make pre-tax contributions, pursuant to the terms of the Plan and Section 401(k) of the IRC. The Plan utilizes a safe harbor design under Section 401(k)(12) of the IRC. The Plan does not allow participants to make after-tax contributions. Ashland and its participating subsidiaries also make matching contributions related to participant contributions, subject to applicable limitations in the Plan and IRC. Employees in designated eligible groups may immediately enroll in the Plan, regardless of the amount of company service. However, Ashland's matching contributions will not begin until the eligible employee completes one year of service.

Participants may contribute from 1 to 50 percent of eligible compensation in whole number percentage increments. Excluding catch-up contributions, participants were limited to contributions of $16,500 in 2010. Beginning August 1, 2007, newly hired eligible employees are automatically enrolled in the Plan for a contribution of 5 percent. Employees have the opportunity to elect a different amount before the automatic contributions are withheld. The contributions are invested in the Plan's default investment option if the employee does not make a different investment election. The default investment option is the Fidelity Freedom Fund that most closely matches the employee's assumed retirement date, based on the employee's age at the time of enrollment. The new automatic enrollment rules do not apply to hourly paid employees at the Valvoline Instant Oil Change locations.

Eligible employees who are at least age 50 by December 31 can make catch-up contributions in addition to the regular contribution. Catch-up contributions are pre-tax contributions from an eligible participant's compensation in excess of a plan-imposed limit or the legal pre-tax contribution limit. Therefore, the eligible participant's contributions must first reach a plan-imposed limit or the legal pre-tax contribution limit before any contributions are characterized as catch-up contributions. These employees may contribute a maximum of $5,500 as catch-up contributions for 2010.

NOTE A – DESCRIPTION OF THE PLAN (continued)

Contributions (continued)

Ashland and its participating subsidiaries contribute up to 5.5 percent of eligible compensation as a matching contribution to a participant's contributions. The company matching contribution is $1.10 for each $1.00 the participant contributes up to a maximum participant contribution of 5 percent of eligible compensation. Matching contributions are calculated on a payroll by payroll basis and can be made in cash or Ashland Inc. common stock, as determined by the company. If matching contributions are made directly to the Plan in common stock, then such contributions shall be invested in the Ashland Common Stock Fund, and can be moved at any point thereafter by the Plan participant. All matching contributions made in cash shall be invested pursuant to the participant's investment elections thereby mirroring the participant's contributions. During 2010, employer matching contributions made to the Plan were in Ashland Inc. common stock.

Plan participants age 45 or older are permitted to transfer a designated portion of their Leveraged Employee Stock Ownership Plan (LESOP) accounts to their accounts in the Ashland Inc. Employee Savings Plan during annual election periods. Amounts subject to this election in the LESOP are transferred to the Ashland Common Stock Fund account in the Plan of electing participants. Those participants can then transfer the amounts from the Ashland Common Stock Fund to other investment options in the Plan. During 2010, 200,874 shares of Ashland Inc. common stock were transferred from the LESOP accounts of the electing participants to their corresponding Ashland Common Stock Fund accounts in the Plan.

Participants direct the investment of their contributions into various investment options offered by the Plan. Such investment options can be changed at the discretion of the Plan Administrator.

Effective November 1, 2008, the Plan was amended designating the Ashland Common Stock Fund investment option as an employee stock ownership plan (ESOP). The ESOP component of the Plan allows dividends paid on Ashland common stock held in the fund to be passed through to participants and beneficiaries. Participants and beneficiaries may elect to have the dividends passed through and paid to them or to have the dividends reinvested. If a participant or beneficiary fails to make an affirmative election, the default is to reinvest the dividends. Dividends that are reinvested and paid into the Ashland Common Stock Fund are allocated proportionately to participants and beneficiaries on the basis of each participant's and beneficiary's investment in the fund and used to purchase additional units in the Ashland Common Stock Fund. Amounts allocated to the portion of the Plan that is an ESOP may still be exchanged to other investments in the Plan and other investments in the Plan may be exchanged into the ESOP component of the Plan.

Vesting

The Plan provides for immediate vesting of all employer and employee contributions regardless of the employee's length of participation in the Plan or service with the employer. However, to preserve the qualified status of the Plan with the IRS, there are certain restrictions on the employee's right to withdraw contributions and any earnings thereon while actively employed by Ashland or its subsidiaries. If a participant or beneficiary entitled to a benefit cannot be located, the vested benefit is forfeited. However, if such a participant or beneficiary makes a proper claim prior to the termination of the Plan, the forfeited benefit shall be restored in an amount equal to the amount forfeited, unadjusted for any gains or losses.

NOTE A – DESCRIPTION OF THE PLAN (continued)

Participant Loans

Any participant can obtain a loan from the Plan for any reason and may hold up to 2 loans at any one time. Loans cannot exceed the lesser of (a) 50 percent of the participant's account balance or (b) $50,000 reduced by the difference between the highest outstanding loan balance during the 12 months before the loan and the actual balance on the date of the loan. Participants' plan accounts will be security for the loan. Loans must be repaid within 5 years in equal installment amounts determined by the Plan sponsor. Loan interest compounds monthly at an annual rate equal to the prime rate on the last business day of the month before the loan is made plus 1 percent. Interest on the loan will be credited to the participant's account as the loan is repaid as investment earnings. The loan repayments and the interest payments are then invested among the Plan investment options in the same percentage as the participant's contributions.

Payments of Benefits

Participants may withdraw a certain portion of their account while employed. The portion that can be withdrawn depends upon whether the employee is age 59-½ and the source of funds. Only one such withdrawal is allowed in any 12 month period and the withdrawal cannot exceed the current value of the total account.

Upon termination of employment, the participant, or beneficiary in the event of death, may receive the entire value of the account in either a lump sum payment or installments paid monthly, quarterly, or annually over a limited period of time. If the total value of the account is $1,000 or less, the value of the account will be distributed in a lump sum without the participant's consent. Benefits are recorded when paid.

Plan Termination

Although it has not expressed any intention to do so, Ashland reserves the right, at its sole discretion, to amend, suspend, modify, interpret, discontinue or terminate the Plan or change the funding method at any time without the requirement to give cause or consideration to any individual, subject to the provisions set forth in ERISA. No accounting treatment or funding of the Plan shall be deemed evidence of an intent to limit in any way the right to amend or terminate the Plan.

Plan Merger

Effective December 31, 2010, certain participant accounts formerly held under the Hercules Incorporated Savings and Investment Plan (Hercules Plan) were merged into this Plan. Prior to the merger, the plans covered eligible employees of Ashland Inc. and its subsidiary, Hercules Incorporated. Certain investment assets and participant loans have been recognized in the accounts of the Plan as of December 31, 2010, at their balances as previously carried in the accounts of the Hercules Plan. The remaining investment assets were received by the Plan on January 3, 2011, but were liquidated from assets held in the Hercules Plan at December 31, 2010. These investment assets have been recorded by the Plan as a receivable on December 31, 2010. The changes in net assets of the Hercules Plan are not included in the accompanying Statement of Changes in Net Assets Available for Benefits at December 31, 2010.

NOTE A – DESCRIPTION OF THE PLAN (continued)

Plan Merger (continued)

A summary of the transferred net assets follows:

Investments, at fair value	$ 123,439,393
Receivables:	
Participant loans	4,321,770
From Hercules Plan	221,564,252
	$ 349,325,415

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting. The majority of costs and expenses of administering the Plan are paid by Ashland, except that loan initiation and maintenance fees, short-term redemption fees and overnight charges are paid by participants. Investment management fees are paid to the investment managers from their respective funds. The preparation of the financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

The Stable Value fund consists primarily of investment contracts held by the Plan which are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year. Pending transactions represent investment trade activity in the Stable Value fund that has not settled at December 31. This activity is presented as "Receivable for pending transactions (Stable Value fund)" and "Payable for pending transactions (Stable Value fund)" on the Statement of Net Assets Available for Benefits.

New Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and requires a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each "class" of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (continued)

New Pronouncements (continued)

significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and presents information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance is ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Adoption of ASU 2010-06 did not have a material effect on the Plan's Net Assets Available for Benefits or its Changes in Net Assets Available for Benefits.

In September 2010, The FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25). ASU 2010-25 requires loans to the participants in an entity's defined contribution pension plan be classified as notes receivable. These loans are to be reported separately from plan investments. The proper measurement of these loans is their unpaid principal balances, plus all accrued but unpaid interest. The guidance in ASU 2010-25 becomes effective for reporting periods ending after December 15, 2010 and must be applied retrospectively. Adoption of ASU 2010-25 did not have a material effect on the Plan's Net Assets Available for Benefits or its Changes in Net Assets Available for Benefits.

Reclassifications

Certain prior year amounts have been reclassified herein to conform to the current method of presentation.

Subsequent Events

The Plan evaluated subsequent events through June 28, 2011, the date the financial statements were available to be issued.

NOTE C – FAIR VALUE MEASUREMENTS

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, summarized below:

Level 1 – Quoted prices in active markets for assets identical to the securities to be valued. If a Level 1 input is available, it must be used.

Level 2 – Inputs other than quoted prices that are observable for securities, either directly or indirectly. Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc.; quoted prices for similar assets in active markets; and input derived from observable market data by correlation or other means.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

NOTE C – FAIR VALUE MEASUREMENTS (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Ashland Common Stock Fund				
Money Market Fund	$ 1,548,977	$ -	$ -	$ 1,548,977
Ashland Inc. Common Stock	179,393,322	-	-	179,393,322
Shares of Registered Investment Companies				
Domestic Equity	340,301,779	-	-	340,301,779
International Equity	11,277,724	-	-	11,277,724
Bond/Fixed Income	100,189,993	-	-	100,189,993
Lifecycle/Blended	239,632,689	-	-	239,632,689
Self-directed Brokerage Accounts	-	7,995,381	-	7,995,381
Stable Value Fund				
Money Market Fund	5,388,093	-	-	5,388,093
Cash Equivalents	-	45,220,204	-	45,220,204
Government Bonds/Notes	-	10,944,393	-	10,944,393
Non-U.S. Government Bonds	-	5,785,338	-	5,785,338
Corporate Bonds	-	68,443,570	-	68,443,570
Mutual Funds	5,358,595	-	-	5,358,595
Mortgage-backed Securities	-	39,564,314	-	39,564,314
Other	-	1,359,371	-	1,359,371
Wrap Contracts	-	-	526,179	526,179
Total	$ 883,091,172	$ 179,312,571	$ 526,179	$ 1,062,929,922

During 2010, significant transfers between Level 1 and Level 2 were as follows:

From Level 2 to Level 1		
Money Market Funds	$	6,937,070
Ashland Inc. Common Stock		179,393,322

Transfers from Level 2 to Level 1 were made at year-end because in the current year fair values presented above have been determined based on the disaggregated underlying investment assets within the Ashland Common Stock Fund and the Stable Value Fund which are traded on an exchange and active market.

NOTE C – FAIR VALUE MEASUREMENTS (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Money Market Fund	$ -	$ 4,546,705	$ -	$ 4,546,705
Ashland Common Stock Fund	-	123,469,431	-	123,469,431
Shares of Registered Investment Companies				
Domestic Equity	285,323,886	-	-	285,323,886
International Equity	74,340,837	-	-	74,340,837
Bond/Fixed Income	45,790,618	-	-	45,790,618
Lifecycle/Blended	125,709,334	-	-	125,709,334
U.S. Government	25,906,416	-	-	25,906,416
Convertible Securities	1,645,341	-	-	1,645,341
Common/Collective Trust - Equity	-	10,450,807	-	10,450,807
Brokeragelink	-	2,812,978	-	2,812,978
Stable Value Fund				
Cash Equivalents	-	38,179,042	-	38,179,042
Government Bonds/Notes	-	17,864,620	-	17,864,620
Non-U.S. Government Bonds	-	3,381,447	-	3,381,447
Corporate Bonds	-	75,070,095	-	75,070,095
Mutual Funds	4,750,985	-	-	4,750,985
Mortgage-backed Securities	-	52,008,497	-	52,008,497
Futures Variation Margin Account	-	865,641	-	865,641
Other	-	1,239,285	-	1,239,285
Wrap Contracts	-	-	1,181,502	1,181,502
Total	$ 563,467,417	$ 329,888,548	$ 1,181,502	$ 894,537,467

Following is a description of the valuation methodologies used for assets measured at fair value:

Money Market Funds, Shares of Registered Investment Companies, Mutual Funds, Ashland Inc. Common Stock – Valued at the quoted market price of shares held by the plan at year-end.

Ashland Common Stock Fund – Value is determined based on the underlying investments, which are traded on an exchange and active market.

Common/Collective Trusts, Self-directed Brokerage Accounts – Fair value is determined based on the underlying investments, which are traded on an exchange and active market.

Stable Value Fund – The value of the Stable Value Fund is based on the fair value of the underlying investment assets, and the fair value of the wrap contracts is determined using a discounted cash flow model which considers recent pricing as determined by providers, a yield curve for financial institutions, and the duration of the underlying asset portfolio. Future fee payments under the wrap contracts are calculated based on the estimated replacement cost and projected over a time period equal to the duration of the underlying asset portfolio. The duration of the portfolio is used as that is the time to maturity in the event the wrap contracts are terminated at contract value. The future estimated fee payments are then discounted using a AA bank yield curve provided by Bloomberg to determine each future payment's present value. This present value is the estimated fair value for the wrap contracts. In order to achieve the desired returns, the investment manager of the Stable Value Fund may invest in various derivative instruments including equity futures, credit default swaps and purchase and call options. Use of such derivative instruments did not have a material effect on the 2010 and 2009 statements.

NOTE C – FAIR VALUE MEASUREMENTS (continued)

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 investment assets for the year ended December 31, 2010.

	Level 3 Assets
	Wrap Contracts
Balance at December 31, 2008	$ 162,217,606
Realized and Unrealized Gains (Losses)	30,717,441
Purchases, Sales, Issuances and Settlements, Net	814,411
Transfer to Level 2 Assets	(192,567,956)
Balance at December 31, 2009	1,181,502
Realized and Unrealized Gains (Losses)	(655,323)
Balance at December 31, 2010	$ 526,179

The total gains and losses including unrealized gains and losses for Level 3 assets relate to investment and insurance contracts held in the Stable Value Fund and are not reported in the Statements of Changes in Net Assets Available for Benefits because these statements are prepared on a contract value basis. Total gains and losses for Level 3 assets are included in the adjustment from fair value to contract value for fully benefit responsive investment and insurance contracts reported on the Statement of Net Assets Available for Benefits.

NOTE D – INVESTMENTS

The fair values of individual investments that represent 5 percent or more of the net assets of the Plan at December 31, 2010 and 2009 are as follows:

	December 31	
	2010	2009
Ashland Inc. Common Stock	$ 179,393,322	$ 123,469,431
State Street Bank & Trust Contract	-	57,153,780
Fidelity Contrafund K	127,290,793	100,798,832
Fidelity Low-Priced Stock Fund K	77,761,571	-
PIMCO Total Return Instl	71,935,368	-

The assets of the Plan are held by the trustee, Fidelity Trust Company. During 2010, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $102,168,983 as follows:

Ashland Inc. Common Stock	$ 35,453,739
Shares of Registered Investment Companies	64,842,201
Common/Collective trust	1,873,043
	$ 102,168,983

During the Plan year ended December 31, 2010, the Plan received the following cash dividends:

Ashland Inc. Common Stock	$ 1,524,685
Various other investments	12,878,699
	$ 14,403,384

NOTE D – INVESTMENTS (continued)

Stable Value Fund

The investment contracts held by the Plan in the Stable Value Fund are known as synthetic guaranteed investment contracts (GICs). In a synthetic GIC structure, the underlying investments are owned by the Plan and held in trust for plan participants. Wrapper contracts are purchased from an insurance company or bank. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate.

The key factors that influence the future interest crediting rates include: the level of market interest rates; the amount and timing of participant contributions, transfers, and withdrawals into and out of the contract; the investment returns generated by the underlying fixed income investments; and the duration of the underlying investments.

To determine the interest crediting rate, wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio, including the contract interest credit rate, yield to maturity of underlying investments, market value of underlying investments, contract value, duration of the portfolio, and wrapper contract fees. The interest crediting rates of the contracts are typically reset on a quarterly basis. All wrapper contracts provide for a minimum interest crediting of zero percent.

The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Statement of Net Assets Available for Benefits as the "Adjustment from fair value to contract value." If the adjustment amount is positive for a specific contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate. If the adjustment amount is negative for a specific contract, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher.

The fair value of the synthetic GIC contracts at December 31, 2010 and 2009 was $205,320,073 and $193,749,458 while the contract values were $189,949,218 and $182,257,443, respectively. The fair value assigned to the wrapper contracts at December 31, 2010 and 2009 was $526,179 and $1,181,502, respectively. At December 31, 2010, the crediting interest rate for these investment contracts was between 5.35% and 5.44% and at December 31, 2009 it was between 4.94% and 5.08%.

The average yield of the investment contracts based on actual earnings was 3.58% in 2010 and 4.21% in 2009, while the average yield adjusted to reflect the actual interest rate credited to participants was 4.24% in 2010 and 3.96% in 2009.

Limits to Ability to Transact at Fair Value

In certain circumstances, the amount withdrawn from a wrapper contract would be payable at fair value rather than at contract value. These circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, if Ashland withdraws from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer's underwriting criteria. The circumstances described above that could result in payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

NOTE D – INVESTMENTS (continued)

Issuer-Initiated Contract Termination

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan's loss of its qualified status, material and adverse changes to the provisions of the Plan, or un -cured material breaches of responsibilities. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments, or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula.

NOTE E – TRANSACTIONS WITH RELATED PARTIES

The Plan held 3,402,818 and 3,116,341 shares of Ashland common stock as of December 31, 2010 and 2009, respectively, with a fair value of $179,393,322 and $123,469,431, respectively. The Plan received dividends on Ashland common stock of $1,524,685 in 2010. The remaining dividends relate to certain Plan investments classified as units of mutual funds managed by Fidelity Investments, the Trustee of the Plan, and PIMCO, an Allianz Global Investors company, a provider of fiduciary services to the Plan during the year.

Consistent with each mutual fund prospectus applicable to the Plan, fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

While the majority of the administrative costs are paid by Ashland, other miscellaneous administrative expenses of $545,741 were paid by the Plan during 2010. Ashland does not charge the Plan for services it performs on behalf of the Plan.

NOTE F – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.

| | December 31 | |
	2010	2009
Net assets available for benefits per financial statements	$ 1,323,400,271	$ 898,367,437
Fair value in excess of contract value	15,370,855	11,492,015
Benefit claims payable	(60,653)	(42,969)
Accrued interest on deemed distributions of participant loans	(968,466)	(916,184)
Net assets available for benefits per Form 5500	$ 1,337,742,007	$ 908,900,299

The following is a reconciliation of the net investment appreciation per the financial statements to the Form 5500.

	Year Ended December 31, 2010
Interest and dividend income	$ 24,034,050
Net realized/unrealized appreciation	102,168,983
Total net investment appreciation per the financial statements	126,203,033
Adjustment from contract value to fair value - current year	15,370,855
Reversal of prior year contract value to fair value adjustment	(11,492,015)
Total appreciation of investments per Form 5500	$ 130,081,873

NOTE F – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500.

	December 31, 2010
Benefits paid per financial statements	$ 100,723,894
Add: Benefit claims payable	60,653
Benefits paid per Form 5500	$ 100,784,547

NOTE G – TAX STATUS OF THE PLAN

The Plan has received a determination letter from the IRS dated March 3, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE H – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE I – SUBSEQUENT EVENT

Effective January 1, 2011, Ashland and its participating subsidiaries will make the following contributions to the Trust on behalf of each eligible member:

Basic Retirement Contributions

Employees who were eligible to participate in the Plan as of December 31, 2010 and who were not eligible for future contributions under the Ashland Hercules Pension Plan (Grandfathered Employee), shall be entitled to a Basic Retirement Contribution based on percentage of the employee's compensation determined in accordance with the following tables:

Period of Service	Percentage of Compensation
1 - 10 years	1.5%
11- 20 years	3.0%
21 or more years	4.5%

NOTE I – SUBSEQUENT EVENT (continued)

Basic Retirement Contributions (continued)

plus, a transition contribution equal to:

Age as of January 1, 2011	Percentage of Compensation
40 - 44	2.0%
45 - 49	3.0%
50 - 54	4.0%
55 or greater	5.0%

Notwithstanding the foregoing, any employee that is a Hercules Employee or becomes eligible to participate in the Plan on or after January 1, 2011, shall only be entitled to a Basic Retirement Contribution based on a percentage of the employee's compensation determined in accordance with the following:

Period of Service	Percentage of Compensation
1 - 10 years	1.5%
11- 20 years	3.0%
21 or more years	4.5%

Hourly paid employees of Valvoline Instant Oil Change shall not be entitled to a Basic Retirement Contribution.

Performance Retirement Contributions

Ashland, in its sole discretion, may declare a Performance Retirement Contribution to be made to the Plan. The Performance Retirement Contribution will be determined based upon the Company's performance for the most recently completed fiscal year, and will be based upon the percentage of the employee's compensation for the plan year.

NOTE J – DELINQUENT PARTICIPANT LOAN REPAYMENTS

Participant loan repayments of $3,582,007 were withheld from participants' pay on a weekly or bi-weekly basis from January 14, 2010 to October 22, 2010 but were remitted to the Plan's trust on a monthly basis. Therefore the loan repayments were not remitted within the time frame required by the Department of Labor under the plan asset rules. The Plan began remitting the payments timely beginning October 22, 2010.

Ashland Inc. Employee Savings Plan

Employer Identification Number 20-0865835
Plan Number 010

Schedule H; Line 4a - Schedule of Delinquent Participant Contributions

December 31, 2010

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ☑ $ 3,582,007	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	
	0	0	0	$ 3,582,007

Ashland Inc. Employee Savings Plan

Employer Identification Number 20-0865835
Plan Number 010

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost^	(e) Current Value
Common Stock:				
	*Ashland Inc. Common Stock	Company Stock Fund	$	179,393,322
Shares of Registered Investment Companies:				
	*Allianz NFJ Small Cap Pval I	Registered Investment Company		7,623,332
	Self-directed brokerage accounts	Registered Investment Company		7,995,381
	*Fidelity Contra Fund K	Registered Investment Company		127,290,793
	*Fidelity Freedom K Income	Registered Investment Company		14,841,057
	*Fidelity Freedom K 2010	Registered Investment Company		18,915,532
	*Fidelity Freedom K 2015	Registered Investment Company		41,293,592
	*Fidelity Freedom K 2020	Registered Investment Company		49,372,607
	*Fidelity Freedom K 2025	Registered Investment Company		41,866,265
	*Fidelity Freedom K 2030	Registered Investment Company		32,743,267
	*Fidelity Freedom K 2035	Registered Investment Company		22,032,038
	*Fidelity Freedom K 2040	Registered Investment Company		12,632,735
	*Fidelity Freedom K 2045	Registered Investment Company		3,888,278
	*Fidelity Freedom K 2050	Registered Investment Company		2,047,318
	*Fidelity International Discovery	Registered Investment Company		8,632,267
	*Fidelity Low Priced Stock Fund K	Registered Investment Company		77,761,571
	Eaton Vance Large Cap Value I	Registered Investment Company		45,005,171
	Invesco Developing Markets A	Registered Investment Company		2,645,457
	*PIM Total RT Inst	Registered Investment Company		71,935,368
	Royce Low Pr Stock IS	Registered Investment Company		4,836,823
	*Vanguard Institutional Index	Registered Investment Company		42,897,629
	*Vanguard Small Cap Index Instl	Registered Investment Company		9,587,124
	*Vanguard Total Bond Market Instl	Registered Investment Company		25,159,920
	*Vanguard Explorer Adm	Registered Investment Company		14,412,727
	*Vanguard Extended Market Idx Instl	Registered Investment Company		8,740,743
	*Vanguard Inflation-Protected Secs Adm	Registered Investment Company		3,094,705
	Victory Diversified Stock I	Registered Investment Company		2,145,866
	Total Shares of Registered Investment Companies			699,397,566
Money Market Funds				
	*Fidelity Management Trust Company Institutional			
	Cash Portfolio	Short-term Investment Fund		6,937,070

Ashland Inc. Employee Savings Plan

Employer Identification Number 20-0865835
Plan Number 010

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost^	(e) Current Value
Stable Value Fund Investments				
	AIG INC	Cash Equivalent		103,324
	AMERICAN EXPRESS CREDIT SR UNSEC FRN	Cash Equivalent		399,971
	CITIGROUP INC SR UNSEC FRN EMTN	Cash Equivalent		127,662
	CITIGROUP INC SR UNSECURED FRN EMTN	Cash Equivalent		923,571
	DEXIA CR GOVT GTD 144A	Cash Equivalent		1,595,315
	LLOYDS TSB BANK PLC GOV GTD BK EMTN	Cash Equivalent		939,790
	UBS AG STAMFORD CT GLBL SR UNSEC FRN	Cash Equivalent		2,017,554
	WACHOVIA BANK NA GLBL SUBORDINATED FRN	Cash Equivalent		375,211
	AUSTRALIAN GOVERNMENT BD	Cash Equivalent		2,795,063
	CANADA GOVT NT	Cash Equivalent		503,515
	JAPAN TREASURY DISC BILL #146	Cash Equivalent		4,315,210
	JAPAN TREASURY DISC BILL #160	Cash Equivalent		2,220,068
	U S TREASURY BILLS	Cash Equivalent		579,608
	U S TREASURY BILLS	Cash Equivalent		259,843
	AUSTRALIAN DOLLARS	Cash Equivalent		(7,664,698)
	BRITISH POUND STERLING	Cash Equivalent		(3,975,773)
	CANADIAN DOLLAR	Cash Equivalent		267,433
	CHINESE - YUAN RENMINBI NDF	Cash Equivalent		101,189
	CHINESE - YUAN RENMINBI NDF	Cash Equivalent		395,289
	CHINESE - YUAN RENMINBI NDF	Cash Equivalent		2,932,326
	EUROPEAN MONETARY UNION EURO	Cash Equivalent		(3,753,624)
	EUROPEAN MONETARY UNION EURO	Cash Equivalent		1,387,111
	EUROPEAN MONETARY UNION EURO	Cash Equivalent		(1,129,543)
	FIDELITY MGMT OVRNT RT EUR**RNA**	Cash Equivalent		17,324
	FIDELITY MGMT TR OVRNT RT GBP**RNA**	Cash Equivalent		2,192
	FINL FUTURES MAINTENANCE (EUR)	Cash Equivalent		13,267
	FINL FUTURES MAINTENANCE (GBP) - 6152	Cash Equivalent		2
	FINL FUTURES MAINTENANCE ACCT	Cash Equivalent		17,436
	INDIAN RUPEE-INR NDF	Cash Equivalent		117,508
	INDIAN RUPEE-INR NDF	Cash Equivalent		(117,508)
	INDIAN RUPEE-INR NDF	Cash Equivalent		115,308
	JAPANESE YEN	Cash Equivalent		(712,178)
	JAPANESE YEN	Cash Equivalent		(4,316,914)
	JAPANESE YEN	Cash Equivalent		(2,221,428)
	SOUTH KOREA WON-NDF	Cash Equivalent		2,053,269
	SSBANK SHORT TERM INVESTMENT FUND	Cash Equivalent		588,781
	STIF FUND (AUD) 6152 **RNA**	Cash Equivalent		85,397
	STIF FUND (BRL)	Cash Equivalent		1
	STIF FUND (CAD)	Cash Equivalent		756
	STIF FUND (JPY)	Cash Equivalent		3,087
	U S TREASURY REPO	Cash Equivalent		20,400,000
	U S TREASURY REPO	Cash Equivalent		16,700,000
	MLCC 2005-2 1A ARM 6MLIB+125	Cash Equivalent		2,505,862
	SLMA 2008-1 A1 3MLIB+25	Cash Equivalent		140,349
	ILLINOIS-TXBL	Cash Equivalent		900,000
	ILLINOIS-TXBL	Cash Equivalent		3,010,380
	AIG / ILFC	Corporate		404,000

Ashland Inc. Employee Savings Plan

Employer Identification Number 20-0865835
Plan Number 010

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost^	(e) Current Value
	AIG / ILFC	Corporate		95,203
	AIG INC	Corporate		2,426,340
	AIG INC	Corporate		103,527
	AMERICAN EXPRESS GLBL SR NT	Corporate		816,520
	AMERICAN GENERAL FINANCE	Corporate		2,437,500
	AUTOZONE SR NT	Corporate		1,159,203
	AUTOZONE SR UNSECURED	Corporate		860,501
	BANK OF AMERICA CORP GLBL NT	Corporate		813,847
	BANK OF AMERICA CORP GLBL SR NT	Corporate		208,421
	BARCLAYS BANK PLC 144A NT	Corporate		1,086,250
	BARCLAYS BANK PLC SUBORDINATED	Corporate		1,509,287
	BEAR STEARNS CO INC GLBL NT SDF	Corporate		549,854
	BNP PARIBAS 144A FRN	Corporate		772,000
	BP CAPITAL MARKETS PLC CO GTD	Corporate		1,200,486
	BP CAPITAL MARKETS PLC CO GTD	Corporate		899,586
	CARDINAL HEALTH INC GLBL SR UNSECURED	Corporate		997,141
	CITIGROUP INC NT	Corporate		3,072,056
	COMPUTER SCIENCES CORP GLBL SR UNSEC	Corporate		1,090,290
	CON-WAY INC SR UNSEC	Corporate		3,673,282
	DEXIA CREDIT LOCAL GOVT GTD 144A	Corporate		2,946,493
	GATX FIN INC NT	Corporate		2,137,742
	GOLDMAN SACHS GROUP INC GLBL SR NT	Corporate		552,533
	HOSPITALITY PROP TRUST	Corporate		1,889,878
	JP MORGAN CHASE & CO NT	Corporate		228,025
	JPMORGAN CHASE & CO NT	Corporate		205,693
	KRAFT FOODS INC SR UNSEC	Corporate		1,145,171
	LEHMAN BROS HLDGS SR UNS **DEF 1/24/13*	Corporate		650,000
	LLOYDS TSB BANK PLC BK GTD 144A	Corporate		1,400,959
	MACQUARIE BANK LTD GOV GTD NT 144A	Corporate		1,903,433
	MACYS INC	Corporate		2,681,250
	MARRIOTT INTL SR NT	Corporate		1,903,522
	MARSH & MCLENNAN COS INC	Corporate		2,154,890
	MERRILL LYNCH & CO NT MTN	Corporate		5,260,522
	NABORS INDUSTRIES GLBL CO GTD	Corporate		3,741,133
	OVERSEAS PRIVATE INV COR NT B	Corporate		1,373,631
	PEARSON DOLLAR FIN PLC (U.K.) GTD 144A	Corporate		2,169,738
	PETROBRAS INTL FIN CO GLBL CO GTD	Corporate		1,187,170
	RBS 144A***FLAT***	Corporate		232,500
	SMFG PREFERRED CAPITAL 3 NT PFD 144A	Corporate		1,047,192
	STADSHYPOTEK AB COVERED 144A	Corporate		2,098,864
	TOTAL CAPITAL SA CO GTD	Corporate		2,044,074
	VOLVO TREASURY AB NT 144A	Corporate		1,956,983
	WELLS FARGO & CO JR SUBORD K PFD	Corporate		530,000
	YUM BRANDS INC GLBL SR UNSECURED	Corporate		2,826,880
	AMERICAN GENERAL FINANCE NS BP GST	Credit Default Swap		796,589
	AUTOZONE NEGB NS BP BOA	Credit Default Swap		(9,027)
	AUTOZONE NEGB NS BP BOA	Credit Default Swap		(4,740)
	CARDINAL HEALTH NS BP UAG	Credit Default Swap		6,272

Ashland Inc. Employee Savings Plan

Employer Identification Number 20-0865835
Plan Number 010

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost^	(e) Current Value
	CDX IG10 10Y BP DUB	Credit Default Swap		(11,708)
	CDX IG10 10Y BP GST	Credit Default Swap		(72,199)
	CDX IG9 5Y 15-30% SP MYC	Credit Default Swap		9,496
	CON-WAY INC NEGB NS BP BOA	Credit Default Swap		104,883
	GATX FIN NS BP BRC	Credit Default Swap		85,838
	GOLDMAN SACHS GROUP INC SNR S* SP BRC	Credit Default Swap		1,649
	GOLDMAN SACHS GROUP INC SNR S* SP DUB	Credit Default Swap		446
	HOSPITALITY PROP TRUST NS BP MYC	Credit Default Swap		(76,740)
	KRAFT FOODS INC NEGB SNR NS BP RYL	Credit Default Swap		(92,737)
	MACYS INC NEGB SNR NS BP RYL	Credit Default Swap		(71,151)
	MARRIOTT INTERNATIONAL NEGB NS BP BOA	Credit Default Swap		(84,275)
	MARSH & MCLENNAN NEGB NS BP BOA	Credit Default Swap		8,523
	MERRILL LYNCH & CO INC SNR S* BP CBK	Credit Default Swap		44,383
	NABORS INDUSTRIES NEGB NS BP CBK	Credit Default Swap		86,786
	NABORS INDUSTRIES NEGB NS BP GST	Credit Default Swap		47,265
	PEARSON DOLLAR NEGB NS BP MYC	Credit Default Swap		(19,075)
	TARGET CORP NEGB NS NS BP GST	Credit Default Swap		(71,347)
	TARGET CORP NEGB NS NS BP MYC	Credit Default Swap		(73,604)
	TRANSOCEAN INC SNR NEGB S* BP GST	Credit Default Swap		(1,644)
	TRANSOCEAN INC SNR S* BP BRC	Credit Default Swap		(592)
	VIACOM NEGB SNR NS BP BOA	Credit Default Swap		(161,687)
	YUM BRANDS NS BP UAG	Credit Default Swap		(62,540)
	AUSTRALIAN GOVERNMENT	Govt-Non US		1,266,728
	AUSTRALIAN GOVERNMENT	Govt-Non US		3,478,610
	QATAR (STATE OF) SR NT 144A	Govt-Non US		1,040,000
	IRS BRL ZCS R 11.935/CDI 07/13/10 HUS	Interest Rate Swap		121
	IRS BRL ZCS R 11.96%/CDI 03/09/10 GLM	Interest Rate Swap		420
	IRS BRL ZCS R 12.12/CDI 02/24/10 HUS	Interest Rate Swap		3,490
	IRS BRL ZCS R 12.285/CDI 01/28/10 BRC	Interest Rate Swap		960
	IRS BRL ZCS R 12.61/CDI 04/22/10 RYL	Interest Rate Swap		980
	IRS USD R 3ML/1.7 12/15/10 CBK	Interest Rate Swap		(107,975)
	IRS USD R 3ML/1.95 12/15/10 FBF	Interest Rate Swap		(23,269)
	LBI OPEN POSITION NET ASSET	MoneyMarket/Currency		178,637
	LBSF OPEN POSITION NET ASSET	MoneyMarket/Currency		23,261
	FNMA PASS THRU DWARF #961818	Mortgage		1,014,727
	FNMA PASS THRU DWARF #962005	Mortgage		1,009,580
	FNMA PASS THRU DWARF #974655	Mortgage		993,328
	FNMA PASS THRU DWARF #995328	Mortgage		29,708
	FNMA PASS THRU DWARF #995527	Mortgage		994,154
	FNMA PASS THRU DWARF #AB1843	Mortgage		1,958,914
	FNMA PASS THRU MTG #889190	Mortgage		130,860
	FNMA PASS THRU MTG #933557	Mortgage		394,400
	FNMA PASS THRU MTG #934330	Mortgage		1,738,424
	FNMA PASS THRU MTG #935520	Mortgage		353,473
	FNMA PASS THRU MTG #935905	Mortgage		224,461

Ashland Inc. Employee Savings Plan

Employer Identification Number 20-0865835
Plan Number 010

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost^	(e) Current Value
	FNMA PASS THRU MTG #964646	Mortgage		194,508
	FNMA PASS THRU MTG #990236	Mortgage		772,809
	FNMA PASS THRU MTG #AA2201	Mortgage		203,475
	FNMA PASS THRU MTG #AA4319	Mortgage		225,586
	FNMA PASS THRU MTG #AA9857	Mortgage		1,234,084
	FNMA PASS THRU MTG #AB0527	Mortgage		4,112,116
	FNMA PASS THRU MTG #AC5006	Mortgage		271,024
	FNMA PASS THRU MTG #AC6778	Mortgage		303,614
	FNMA PASS THRU MTG #AC9125	Mortgage		531,232
	FNMA PASS THRU MTG #AD1347	Mortgage		294,884
	FNMA PASS THRU MTG #AD3346	Mortgage		327,325
	FNMA PASS THRU MTG #AD5717	Mortgage		976,738
	FNMA PASS THRU MTG #AE0113	Mortgage		15,942,335
	FNMA TBA 4% JAN 15YR	Mortgage		14,937,262
	FNMA TBA 4.5% JAN	Mortgage		2,053,438
	FNMA TBA 4.5% JAN 15YR	Mortgage		943,735
	FNMA TBA 5.0% FEB	Mortgage		(8,396,256)
	FNMA TBA 5.0% JAN	Mortgage		(4,205,624)
	BAB KY PPTY BLDG-C	Municipals		380,664
	BAB NYC TRANSL FIN	Municipals		188,672
	BAB NYC TRANSL FIN	Municipals		94,192
	BAB NYC TRANSL FIN	Municipals		94,080
	CHICAGO TRANSIT AUTH	Municipals		1,586,912
	CHICAGO TRANSIT AUTH	Municipals		991,820
	CME ACAL EURO$CALL 09/11 @ 99.375	Option		(6,463)
	CME APUT EURO$PUT 9/11 @ 99.375	Option		(4,538)
	FVA USD 1Y1Y S ATM 10/11/11 GLM	Option		(34,044)
	IRO USD 10Y P 10.000 07/10/12 BRC	Option		(68)
	IRO USD 10Y P 10.000 07/10/12 MYC	Option		(1,909)
	IRO USD 10Y P 10.000 07/10/12 RYL	Option		(205)
	IRO USD 1Y P 1.0000 11/19/12 GLM	Option		(45,209)
	IRO USD 1Y P 2.0000 11/19/12 GLM	Option		24,637
	IRO USD 2Y P 2.2500 09/24/12 GLM	Option		(84,006)
	IRO USD 2Y P 2.2500 09/24/12 MYC	Option		(42,003)
	IRO USD 2Y P 2.2500 09/24/12 RYL	Option		(85,361)
	IRO USD 3Y P 2.7500 06/18/12 DUB	Option		(30,206)
	IRO USD 3Y P 2.7500 06/18/12 RYL	Option		(30,206)
	IRO USD 3Y P 3.0000 06/18/12 BOA	Option		(26,514)
	IRO USD 3Y P 3.0000 06/18/12 BRC	Option		(15,151)
	IRO USD 3Y P 3.0000 06/18/12 CBK	Option		(29,039)
	IRO USD 3Y P 3.0000 06/18/12 JPM	Option		(32,827)
	ITRAXX.O C 0.9 EUR14 5Y 03/16/11 MYC	Option		(6,496)
	ITRAXX.O P 1.6 EUR14 5Y 3/16/11 MYC	Option		(4,725)
	ITRAXX.O P 1.60 EUR14 5Y 3/16/11 BPS	Option		(4,200)
	AIG INC MANDATORY CONVERT	Preferred		63,288
	WELLS FARGO & CO CONV NEW MONEY L	Preferred		1,500,825
	PIMCO PRIV EMERG MKT SECT(781)	Sector Fund		877,495

Ashland Inc. Employee Savings Plan

Employer Identification Number 20-0865835
Plan Number 010

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost^	(e) Current Value
	PIMCO PRV DVLPNG LCL MKT(718)	Sector Fund		4,481,100
	U S TREASURY INFLATE PROT BD	US Treasury		151,148
	U S TREASURY INFLATE PROT BD	US Treasury		7,354,819
	U S TREASURY NOTE	US Treasury		102,086
	STATE STREET WRAPPER	Investment Contracts		94,101
	JP MORGAN CHASE CO. WRAPPER	Investment Contracts		269,825
	UBS AG WRAPPER	Investment Contracts		162,253
	Total Stable Value fund			177,201,964
	Participant Loans	1-10 Years, interest 4.25% - 10.50%		21,442,798
			$	1,084,372,720

_____

* Indicates parties-in-interest to the Plan

^ Required for nonparticipant-directed investments only

<u>SIGNATURES</u>

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

Date: June 28, 2011

By   /s/ Lamar M. Chambers
Lamar M. Chambers
Senior Vice President and Chief Financial
   Officer of Ashland Inc.
Chairperson of the Ashland Inc. Investment and
   Administrative Oversight Committee

EXHIBIT INDEX

23.1   Consent of Blue & Co., LLC
23.2   Consent of PricewaterhouseCoopers LLP

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-32612-99 and 333-157040) of Ashland Inc. of our report dated June 28, 2011 relating to the financial statements and supplemental schedules of the Ashland Inc. Employee Savings Plan at and for the year ended December 31, 2010, which appear in this Form 11-K.

/s/ Blue & Co., LLC

Lexington, Kentucky
June 28, 2011

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-32612-99 and 333-157040) of Ashland Inc. of our reported dated June 28, 2010, relating to the statement of net assets available for benefits of the Ashland Inc. Employee Savings Plan at December 31, 2009, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

Cincinnati, Ohio
June 28, 2011